June 17, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artificial Intelligence Technology Solutions, Inc.

Request to Withdraw Registration Statement on Form S-1 filed on June 13, 2025

File No. 333-288019

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Artificial Intelligence Technology Solutions, Inc., a Nevada corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-288019) filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2025, together with all exhibits thereto (the “S-1”), with such request to be approved effective as of the date hereof or the earliest practicable date hereafter.

The S-1 was filed with the Commission primarily for the purpose of registering the resale of additional shares of the Company’s common stock by the selling stockholder, GHS Investments, LLC, pursuant to an Equity Financing Agreement and Registration Rights Agreement dated June 11, 2025, which agreement was terminated and reported on Form 8-K on June 17, 2025.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the S-1 be credited for future use.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact our Securities Counsel, Frederick M. Lehrer, P. A., at (561) 706-7646.

Sincerely,

Artificial Intelligence Technology Solutions, Inc.

/s/ Steven Reinharz
By:	Steven Reinharz, Chief Executive Officer